EXHIBIT (a)(1)(ix)

FORM OF RIGHTS LETTER

via Internal Mail

To:	[Name of Eligible and Participating Human Genome Sciences, Inc. Optionholder]
From:	Susan Bateson McKay, Senior Vice President of Human Resources
Date:	July 13, 2004
Re:	Optionholder Rights Letter

     Thank you for your submission of the Election Form. We confirm with this letter that we have accepted your Election Form and have cancelled your options elected for exchange and, if applicable, cancelled any options that you received since December 10, 2003. Subject to your continuing as an employee of Human Genome Sciences, Inc. and the other terms of the Offer to Exchange dated June 14, 2004, you now have the right to receive new options entitling you to purchase a number of shares of Human Genome Sciences Common Stock as listed below:

We will issue this new option grant on a specified date (the “new option grant date”) that is six (6) months and one (1) day from the date we cancelled the options accepted for exchange. The new options will have substantially the same terms and conditions as the eligible options cancelled in this offer, except for the exercise price, vesting, and the number of underlying shares of common stock. The new options will be granted under the Amended and Restated 2000 Stock Incentive Plan and a new option grant between you and Human Genome Sciences.

     Enclosed is your Election Form countersigned by us. This countersigned Election Form confirms the stock options accepted by us for exchange.

     This Rights Letter does not constitute a guarantee of employment with us for any period. The terms of your employment with us remain unchanged.

Neither participation in the stock option exchange program nor this Rights Letter confers upon you the right to remain an employee of Human Genome Sciences or any of its affiliates. The terms of your employment with us remain unchanged. We cannot guarantee or provide you with any assurance that you will not be subject to involuntary termination or that you will otherwise remain in the employ of Human Genome Sciences until the new option grant date. If you voluntarily terminate your employment with us, or if we terminate your employment for any reason, before the grant of the new options, you will lose all rights to receive any new options and your surrendered options will not be returned to you.

     If you have questions about the Offer to Exchange or the Election Form, please send your question to our internal e-mail address, Option_Exchange@hgsi.com, and a response will be delivered back to you.

Susan Bateson Mckay
Senior Vice President
of Human Resources